Exhibit 99.2

GREAT PANTHER SILVER LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2013 and 2012

Expressed in Canadian Dollars

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  They include certain amounts that are based on estimates and judgments of management.  Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report.  The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work.  The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2013, based on the framework set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in their report which appears herein.

“Robert A. Archer”	“Jim A. Zadra”
Chief Executive Officer	Chief Financial Officer
March 10, 2014	March 10, 2014

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Great Panther Silver Limited

We have audited the accompanying consolidated financial statements of Great Panther Silver Limited, which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Great Panther Silver Limited as at December 31, 2013 and December 31, 2012, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Panther Silver Limited’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992, and our report dated March 10, 2014 expressed an unqualifed opinion on the effectiveness of Great Panther Silver Limited’s internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants

March 10, 2014
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Great Panther Silver Limited

We have audited Great Panther Silver Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992. Great Panther Silver Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Great Panther Silver Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Great Panther Silver Limited as of December 31, 2013 and December 31, 2012, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and our report dated March 10, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants

March 10, 2014
Vancouver, Canada

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

As at December 31, 2013 and 2012

	December 31,	December 31,
	2013	2012

Assets

Current assets:
Cash and cash equivalents	$21,760	$20,735
Short term investments (note 6)	18	5,164
Trade and other receivables (note 7)	14,483	18,099
Income taxes recoverable	570	130
Inventories (note 8)	7,212	6,927
Prepaid expenses, deposits and advances	707	1,995
	44,750	53,050
Non-current assets:
Mineral properties, plant and equipment (notes 5, 9)	51,276	55,451
Exploration and evaluation assets (note 10)	3,181	7,270
Intangible assets (note 11)	665	705
Deferred tax asset (note 24)	247	253
	$100,119	$116,729

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables (note 12)	$6,527	$8,111
Current tax liability (note 24)	-	400
	6,527	8,511
Non-current liabilities:
Reclamation and remediation provision (note 13)	2,440	2,447
Deferred tax liability (note 24)	2,332	5,746
	11,299	16,704

Shareholders’ equity:
Share capital (note 14)	123,022	122,444
Reserves	8,532	7,586
Deficit	(42,734)	(30,005)
	88,820	100,025
	$100,119	$116,729

See accompanying notes to the consolidated financial statements.

Nature of operations (note 1)
Commitments and contingencies (note 26)
Subsequent events (note 28)

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the years ended December 31, 2013 and 2012

	2013	2012

Revenue	$53,954	$61,139
Cost of sales (note 16)
Production costs	39,822	32,864
Amortization and depletion	13,047	8,684
Share-based payments	445	385
	53,314	41,933

Gross profit	640	19,206

General and administrative expenses (note 17)
Administrative expenses	7,156	8,808
Amortization and depletion	300	206
Share-based payments	380	1,071
	7,836	10,085

Exploration and evaluation expenses (note 18)
Exploration and evaluation expenses	2,306	2,309
Share-based payments	86	73
	2,392	2,382

Impairment of mineral properties, plant and equipment (note 5)	12,042	-

Income (loss) before the undernoted	(21,630)	6,739

Finance and other income (expense)
Interest income	335	442
Finance costs (note 19)	(53)	(34)
Foreign exchange gain (note 15)	4,648	2,828
Other income (expense) (note 20)	493	(265)
	5,423	2,971

Income (loss) before income taxes	(16,207)	9,710

Income tax expense (recovery) (note 24)
Current	183	592
Deferred	(3,661)	3,608
	(3,478)	4,200
Net income (loss) for the year	$(12,729)	$5,510

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	296	1
Change in fair value of available-for-sale financial assets (net of tax)	(71)	(8)
	225	(7)
Total comprehensive income (loss) for the year	$(12,504)	$5,503

Earnings (loss) per share (note 14(e))
Basic	$(0.09)	$0.04
Diluted	$(0.09)	$0.04
See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2013 and 2012

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Income (deficit)	Total share-holders’ equity
Balance at January 1, 2012	137,409	$121,536	$10,749	$(4,148)	$(136)	$6,465	$(35,515)	$92,486
Share options exercised (note 14(c))	451	908	(401)	-	-	(401)	-	507
Share-based payments	-	-	1,529	-	-	1,529	-	1,529
Comprehensive income (loss)	-	-	-	1	(8)	(7)	5,510	5,503
Balance at December 31, 2012	137,860	$122,444	$11,877	$(4,147)	$(144)	$7,586	$(30,005)	$100,025

Balance at January 1, 2013	137,860	$122,444	$11,877	$(4,147)	$(144)	$7,586	$(30,005)	$100,025
Share options exercised (note 14(c))	560	578	(190)	-	-	(190)	-	388
Share-based payments	-	-	911	-	-	911	-	911
Comprehensive income (loss)	-	-	-	296	(71)	225	(12,729)	(12,504)
Balance at December 31, 2013	138,420	$123,022	$12,598	$(3,851)	$(215)	$8,532	$(42,734)	$88,820

See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2013 and 2012

	2013	2012

Cash flows from operating activities
Net income (loss) for the year	$(12,729)	$5,510
Items not involving cash:
Amortization and depletion	13,347	8,890
Impairment of mineral properties, plant and equipment (note 5)	12,042	-
Unrealized foreign exchange gains	(3,671)	(2,860)
Income tax (recovery) expense	(3,661)	4,200
Share-based payments	911	1,529
(Gain) loss on disposition of capital assets	(51)	17
Other non-cash items	(282)	(408)
	5,906	16,878

Interest received	263	384
Interest paid	-	(6)
Income taxes paid	(674)	(202)
Net cash from operating activities before changes in non-cash working capital	5,495	17,054

Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	3,689	(3,963)
Decrease (increase) in income taxes recoverable	(440)	244
Decrease (increase) in inventories	(22)	(1,924)
Decrease (increase) in prepaid expenses, deposits and advances	1,288	(263)
Increase (decrease) in trade and other payables	(1,666)	1,982
Increase (decrease) in current tax liability	274	10
Net cash from operating activities	8,618	13,140

Cash flows from investing activities:
Additions to intangible assets	(256)	(811)
Additions to mineral properties, plant and equipment, and evaluation assets	(13,524)	(26,712)
Proceeds from disposal of plant and equipment	62	86
Proceeds/purchase of short term investments (note 6)	5,085	(85)
Net cash used in investing activities	(8,633)	(27,522)

Cash flows from financing activities:
Repayment of capital lease obligations	-	(130)
Proceeds from exercise of options (note 14(c))	388	507
Net cash from financing activities	388	377

Effect of foreign currency translation on cash and cash equivalents	652	303

Increase (decrease) in cash and cash equivalents	1,025	(13,702)
Cash and cash equivalents, beginning of year	20,735	34,437
Cash and cash equivalents, end of year	$21,760	$20,735
See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and is incorporated and domiciled is Canada.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within Latin America.  The Company wholly owns two producing mines, Topia and Guanajuato.  The Company published a NI 43-101 compliant resource estimate for its San Ignacio property in 2012.  At the end of 2013, the company announced results of San Ignacio surface drilling and its plan to start production in the first half of 2014.  The Company also has two other mineral property interests, Santa Rosa and El Horcon.  These properties are in the exploration stage and the Company has not yet determined whether they contain ore reserves which are economically viable.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved by the Board of Directors on March 10, 2014.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company's entities and to all years presented in these consolidated financial statements:

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Great Panther Silver Peru S.A.C.  All intercompany balances and transactions are eliminated on consolidation.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	financial instruments at fair value through profit or loss are measured at fair value; and

•	available-for-sale financial assets are measured at fair value.

(c)	Foreign currency translation

These consolidated financial statements are presented in Canadian dollars which is the Canadian Company’s presentation currency and functional currency.  The functional currency of the Company’s Mexican subsidiaries is the Mexican peso.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

3.	Significant accounting policies – continued

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company’s Mexican subsidiaries are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

•
Income and expenses for each statement of comprehensive income are translated at average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and

•	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity foreign currency translation reserve.  When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

(d)	Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at amortized cost.  Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments that are readily convertible to known amounts of cash and have maturity dates at the date of purchase of three months or less.

(e)	Short term investments

Short term investments are carried in the statement of financial position at amortized cost. The Company’s short term investments consist mainly of guaranteed investment certificates which offer a guaranteed rate of return with original maturity dates in excess of three months.

(f)	Inventories

Inventories consist of:

•
Ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value.  Costs include production costs and amortization and depletion directly attributable to the inventory production process.  Net realizable value is the expected selling price for the finished product less the costs to get the product into saleable form and to the selling location.

•
Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of weighted average cost and replacement cost which approximates net realizable value.  Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment.

•	Silver bullion, to be minted and sold as coins and bars, is recorded at lower of cost and net realizable value.

(g)	Mineral properties, plant and equipment

Mineral properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and, the transaction or event giving rise to the benefit has already occurred.

Producing mineral properties acquired through business acquisitions are recognized at fair value on the acquisition date.  Where applicable, the estimated cost of mine closure and restoration for the property is included in the cost of mineral properties.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

3.	Significant accounting policies – continued

Plant and equipment

Plant and equipment is originally recorded at cost at the time of construction, purchase, or acquisition, and is subsequently measured at cost less accumulated amortization and impairment.  Cost includes all costs required to bring the item into its intended use.

Costs incurred for major overhaul of existing equipment or infrastructure are capitalized as plant and equipment and are subject to amortization once they are commissioned.  Costs associated with routine maintenance and repairs are charged to operations as incurred.

Amortization and depletion

Mineral properties are depleted using the straight-line method over the estimated remaining life of the mine.  The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method.

Plant and equipment is amortized using the straight-line method over the remaining life of the mine, or over the remaining useful life of the asset, if shorter.  All other equipment, buildings and furniture and fixtures which do not relate directly to the mining operations are amortized over the useful life of the asset.  Land is not amortized.

The following amortization rates are used by the Company for equipment, buildings and furniture and fixtures which do not relate specifically to the mining operations:

Computer equipment	straight-line over the estimated useful life of 3 years
Furniture and fixtures	straight-line over the estimated useful life of 5 years
Office equipment	straight-line over the estimated useful life of 5 years
Leasehold improvements	straight-line over the term of the lease

When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

(h)	Exploration and evaluation assets

Exploration properties

Exploration properties represent properties for which the Company has not yet performed sufficient exploration work to determine whether significant mineralization exists.  Exploration properties are carried at the cost of acquisition and included in exploration and evaluation assets.  Exploration expenditures incurred on such properties are expensed as incurred as exploration expenditures in the statement of comprehensive income.  Examples of exploration expenditures that are expensed under this policy include: topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling.  The Company considers its Santa Rosa and El Horcon Projects to be exploration properties as at December 31, 2013.

Evaluation properties

Evaluation properties represent properties for which the Company has identified a mineral resource of such quantity and grade or quality that it has reasonable prospects for economic extraction.  A mineral resource is considered to have reasonable prospects for economic extraction when the Company has sufficient information to determine that extraction is viable and feasible at expected long-term metal prices.  Expenditures made in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource are capitalized and included in exploration and evaluation assets.  Evaluation expenditures include the costs of drilling, sampling and other costs related to defining and delineating the mineral deposit.

When the technical feasibility and commercial viability of the extraction of mineral resources associated with the Company’s evaluation properties are demonstrable and management has made a decision to proceed with development, the capitalized costs associated with evaluation assets are reclassified from exploration and evaluation assets to mineral properties and are tested for impairment at that time.

The Company’s capitalized exploration and evaluation assets are classified as intangible assets.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

3.	Significant accounting policies – continued

Amortization and depletion

Exploration and evaluation assets are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

(i)	Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases.  Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Other leases are operating leases and are not recognized in the Company’s statement of financial position.

(j)	Intangible assets

Intangible assets that are acquired by the Company, which includes computer software and costs of computer software customization and implementation, are stated at cost less accumulated amortization and impairment losses.  Amortization is recorded in cost of sales or general and administrative expenses in the statement of comprehensive income on a straight line basis over the estimated useful lives of the intangible assets.  The estimated useful life for computer software is 3 years.

(k)	Impairment of non-financial assets

Exploration and evaluation assets are tested for impairment when circumstances indicate that the carrying value may not be recoverable.  When facts and circumstances suggest that the carrying amount of an asset exceeds its recoverable amount, the Company performs an impairment test by comparing the net present value of the estimated future cash flows to the carrying amount of the relevant exploration and evaluation property.  When the carrying value exceeds the recoverable amount of the relevant exploration and evaluation property, an impairment charge is recorded and the property is written down to its recoverable amount.  In addition, exploration and evaluation assets are tested for impairment at the date they are transferred to mineral properties, plant and equipment.

The Company’s mineral properties, plant and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist.  If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and the asset’s value in use.  If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the statement of financial position is reduced to its recoverable amount.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.  Value in use is determined by applying assumptions specific to the Company’s continued use which includes future development.  As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped in cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.  The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.  When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(l)	Share-based payments

Equity-settled share-based payment arrangements such as the Company’s stock option plan are measured at fair value at the date of grant and recorded within equity.  The fair value at grant date of all share-based payments is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity.  The Company estimates the fair value of share options granted using the Black-Scholes option pricing model.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

3.	Significant accounting policies – continued

(m)	Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured.  Revenue is based on market metal prices and mineral content.  Revenue is recorded in the consolidated statements of comprehensive income net of treatment and refining costs paid to counter parties under terms of the off-take arrangements.  Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays.  For each reporting period until final settlement, estimates of metal prices are used to record sales.  Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance.  The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

(n)	Reclamation and remediation provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  The Company recognizes the cost of future reclamation and remediation as a liability when:  the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made.  The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability.  The resulting cost is capitalized to the carrying value of the related assets.  In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the statement of comprehensive income as finance cost, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties.  The amount charged to the carrying value of the assets is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates.  The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed.  Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Changes in the reclamation and remediation provision subsequent to the related asset reaching the end of its useful life and any excess of actual reclamation and remediation costs over the amount of initially estimated reclamation and remediation provision are recognized in the statement of comprehensive income when determined.

(o)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables.  These financial instruments are classified as either financial assets at fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities at amortized cost.  Management determines their classification at initial recognition.

Transaction costs are expensed as incurred for financial instruments classified as financial assets at fair value through profit or loss. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and financial liabilities at amortized cost.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any other financial asset categories.  The Company’s marketable securities are classified as available-for-sale and are initially and subsequently recorded at fair value.  Changes in fair value, other than impairment losses are recognized in other comprehensive income (loss) and presented in the fair value reserve in shareholders’ equity.  When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are included in the statement of comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  The Company’s cash and cash equivalents, guaranteed investment certificates classified within short term investments, and trade and other receivables are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost less any impairment.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

3.	Significant accounting policies – continued

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition.  The Company’s derivative liabilities are classified as fair value through profit or loss.  They are initially and subsequently recorded at fair value and changes in fair value are recognized in the statement of comprehensive income.  In the case of cash flow hedge transactions that qualify for hedge accounting treatment, gains and losses would be recognized in other comprehensive income if designated as hedges for accounting purposes.  The Company has elected not to apply hedge accounting to these instruments.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivative financial liabilities that are not classified as financial liabilities at fair value through profit or loss.  The Company’s trade and other payables are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

When the Company enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value at each statement of financial position date.

Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. The Company’s accounts receivable in respect of unsettled shipments are considered to be embedded derivatives which are adjustment at their fair value at the end of each period.

Impairment of financial instruments

The Company assesses at each financial reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

•
For available-for-sale financial assets, an impairment loss is established when there is a significant or prolonged decline in fair value of the investment or when there is objective evidence that the carrying amount of the investment may not be recovered.  The amount of the impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statement of comprehensive income.  Any amounts related to that asset are removed from losses accumulated in the fair value reserve recognized in shareholders’ equity and are included in the statement of comprehensive income.  Reversals in respect of available-for-sale financial assets are not reversed through the statement of comprehensive income.  Any increase in fair value subsequent to an impairment loss is recognized directly in other comprehensive income until the assets are disposed of.

•
For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.  Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired.  The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate.  The carrying amount of the asset is reduced through the use of provision account and the amount of the loss is recognized in the statement of comprehensive income within general and administrative expenses.  When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables.  Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the statement of comprehensive income.

(p)	Income taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted.  The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

3.	Significant accounting policies – continued

(q)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period.  The Company follows the treasury stock method for the calculation of diluted earnings per share.  Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year.  Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period.  Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

(r)	Segment reporting

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive office and the executive management team (the chief operating decision maker or “CODM”) in assessing performance and in determining allocation of resources.  The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment as well as operating results.  All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.  The Company has determined the operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly of corporate office expenses.

(s)	Accounting standards issued adopted on January 1, 2013

Presentation of other comprehensive income (“OCI”)

IAS 1 Presentation of Financial Statements will be amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to the statement of comprehensive income in the future.  This amendment is effective for annual periods beginning on or after July 1, 2012.  The Company included the required disclosure in its statement of comprehensive income.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  IAS 27 and IAS 28 – Investments in Associates were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance.  The adoption of this standard had no impact on the Company’s financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The adoption of this standard had no impact on the Company’s financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The adoption of this standard had no impact on the Company’s financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

3.	Significant accounting policies – continued

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; and, measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The adoption of this standard had no impact on the Company’s financial statements.

Stripping Costs in the Production Phase of a Mine

In October of 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine, which clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods.  IFRIC 20 is effective for annual reporting periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping costs.  The adoption of this standard had no impact on the Company’s financial statements.

(t)	Accounting standards issued but not yet adopted

Financial instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

In December 2011, the IASB amended the IFRS 7 Financial Instruments: Disclosures requiring additional disclosures on offsetting of financial assets and financial liabilities.  This amendment is effective for annual periods beginning on or after January 1, 2013.  This standard also requires additional disclosures about the initial application of IFRS 9.  This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied).  IAS 32 Financial Instruments: Presentation was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities.  This standard is effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

4.	Significant accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  The Company is not required to make any significant judgments in the application of its accounting policies.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

Useful lives of mineral properties, plant and equipment

The Company estimates the remaining lives of its producing mineral properties using a combination of quantitative and qualitative factors including historical results, mineral resources reported under National Instrument 43-101 (“NI 43-101”), estimates of ore production from areas not included in the NI 43-101 reports, and management’s intent to operate the property.  The estimated remaining lives of the producing mineral properties are used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

4.	Significant accounting estimates and judgments – continued

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property and may ultimately have a material impact on the estimated remaining lives of the properties.

Reclamation and remediation provision

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience.  These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted.  These estimates also include an assumption of the rate at which costs may inflate in future periods.  Actual results could differ from these estimates.  The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment.  If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.  The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows.  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets.  In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

Allocation of costs between mine development and production

The Company performs capital mine development and production activities within the same areas of the Guanajuato mine.  Therefore, the Company is required to allocate costs between mine development and production.  The Company allocates costs between mine development and production using the percentage of cubic metres of material moved. The allocation requires estimates about the nature of the work performed and the volume of material moved.  Actual costs could vary from the estimated costs.

Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured.  Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.  During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant.  In addition, actual settlement prices could vary significantly from the estimated prices or forward prices at each reporting date.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.  Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized.  In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

5.	Impairment of mineral properties, plant and equipment

As at December 31, 2013, management reviewed the carrying amounts of its mineral properties, plant and equipment, and assessed for indicators of impairment.  The following factors were considered by management in compliance with IAS 36 - “Impairment of Assets”:

•	Management’s current outlook for long-term silver and gold prices compared to the outlook as at December 31, 2012;
•	Forecast production levels and cost per tonne milled based on fiscal year 2014 budget;
•	Anticipated capital expenditures over the current Life of Mine assessment;
•	Taxation charges as a result of the Mexican Tax Reform which was passed in December 2013; and
•	An assessment of productive capacity incorporating Measured and Indicated and Inferred resource tonnes based on the Company’s most recently filed NI 43-101 report.

Impairment of the Guanajuato Mine

As at December 31, 2013, the Company determined that declines in long-term silver and gold prices, along with a reduction to its Measures and Indicated and Inferred resources, are indicators of impairment for the Guanajuato Mine Complex.

In assessing the recoverable amount at December 31, 2013, the Company calculated the value in use of the property and related assets using the latest mineral resource update, valid as of July 31, 2013, which was rolled forward to December 31, 2013 to consider production from July 31, 2013. The projected cash flows are based on the following key assumptions:

•	Total estimated production of silver and gold over the mine life plus residual value including fair value associated with the inferred resources;
•	Average long term silver and gold prices of $22.88 and $1,368 per ounce, respectively;
•	Average silver and gold grades of 154 g/t and 1.91 g/t, respectively;
•	Operating costs estimated at an average of $95 per tonne milled;
•	Total development and sustaining capital cost estimated at approximately $10,900 over the life of the mine; and
•	Discount rate of 8% on M&I resources and 10% on Inferred resources.

The recoverable amount of the assets based on the revised discounted future cash flows associated with the Guanajuato Mine Complex was $31,600, resulting in a pre-tax impairment charge of $6,359 recorded in 2013. The impairment charge has been recorded as a separate line items on the statement of comprehensive income (loss). The following table shows the impairment charge by its asset classification.

Mineral properties	$ 3,580
Plant and equipment	2,204
Land and buildings	371
Furniture, fixtures and equipment	204
$ 6,359

Sensitivities were carried out on the key assumptions used in the Guanjuato discounted cash-flow model.  Prior to the impairment charge, the carrying value of the Guanajuato assets at December 31, 2013 was approximately $38,000 and the NPV of the discounted cash-flows was $31,600.  The increase to the impairment charge as a result of movements in the underlying key assumptions would be:

	5% Change	10% Change
Decrease in average metal price	$ 6,150	$ 12,300
Decrease in average metal grades	6,050	12,100
Increase in average cost per tonne	3,450	6,900

	1% Change	2% Change
Increase in discount rate applied	$ 1,050	$ 2,050

Impairment of the San Ignacio Project

In December 2013, the Company announced the completion of an in-fill drilling campaign to further define the San Ignacio Project resource.  While this program provided valuable information to guide the underground development, the intersection of old mine workings in a few holes prevents the Company from accurately estimating tonnages in these specific areas with the required confidence levels.  Consequently, at this time there is insufficient data to provide for an updated NI 43-101 Measured and Indicated resource or to support the capitalization of the costs under International Financial Reporting Standards now that the project is in the development phase.  Therefore, the Company has recognized a pre-tax impairment charge of $5.7 million in respect of the San Ignacio Project.  The old workings will be surveyed underground and further drilling is scheduled for May 2014 to provide additional information.  Based upon underground observations and development to date, management remains confident about commencing production in the second quarter of 2014.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

5.	Impairment of mineral properties, plant and equipment – continued

Impairment analysis of the Topia Mine

Impairment analysis of the Topia Mine assets was carried out at December 31, 2013 using similar key assumptions as above in a separate discounted cash-flow models and it was concluded that the NPV was above the carrying value.  In assessing the recoverable amount at December 31, 2013, the Company calculated the value in use of the property and related assets using the latest mineral resource update, valid as of July 31, 2012, which was rolled forward to December 31, 2013 to consider production from July 31, 2012. The projected cash flows are based on the following key assumptions:

•	Total estimated production of silver, gold, lead and zinc over the mine life plus residual value including fair value associated with the inferred resources;
•	Average long term silver and gold prices of $22.88 and $1,368 per ounce; and lead and zinc prices of $1.01 and $1.02 per tonne, respectively;
•	Average silver, gold, lead and zinc grades of 422 g/t; 0.51 g/t; 3.1%/t; and 1.9%/t, respectively;
•	Operating costs estimated at an average of $190 per tonne milled;
•	Total development and sustaining capital cost estimated at approximately $16,500 over the life of the mine; and
•	Discount rate of 8% on M&I resources and 10% on Inferred resources.

The following percentage increases (decreases) would be required in the underlying key assumption before the NPV would equal the carrying value at December 31, 2013:

Change in assumption
Average metal price	(7%)
Average metal grades	(11%)
Average cost per tonne	23%

Rate required to equate NPV to the carrying value
Discount rate	21%

6.	Short-term investments

	December 31, 2013	December 31, 2012
Guaranteed investment certificates	$-	$5,085
Marketable securities	18	79
	$18	$5,164

The guaranteed investment certificate (GIC) was held with a Canadian chartered bank and redeemed during the 2013 year.

7.	Trade and other receivables

	December 31, 2013	December 31, 2012
Trade accounts receivable	$11,473	$12,311
Value added tax receivable	2,895	5,803
Other	117	216
	14,485	18,330
Allowance for doubtful amounts	(2)	(231)
	$14,483	$18,099

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%.  The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.  In 2013, the Company wrote off $229 from its value added tax determined not to be recoverable.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

8.	Inventories

	December 31, 2013	December 31, 2012
Concentrate	$3,398	$3,432
Ore stockpile	774	417
Materials and supplies	2,919	2,858
Silver bullion	121	220
	$7,212	$6,927

The amount of inventory recognized as a cost of sales for the years ended December 31, 2013 and December 31, 2012 includes production costs and amortization and depletion directly attributable to the inventory production process.

The amount of write-down of inventories to net realizable value for the year ended December 31, 2013 was $ 67 (2012 - $5) relating to silver bullion and $Nil (2012 - $16) relating to materials and supplies, which were recognized as expenses in the year the write-downs or losses occurred.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

9.	Mineral properties, plant and equipment

At December 31, 2013, the Company had mineral properties, plant and equipment assets of $56,959 compared to $55,451 at December 31, 2012.   The Company invested primarily in mine development and purchase of capital assets at its Guanajuato and Topia mines.

The Company’s mineral properties, plant and equipment comprise the following:
	Mineral properties	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Total
Cost
Balance, January 1, 2012	$27,346	$24,358	$4,005	$2,156	$57,865
Additions	13,049	9,653	13	616	23,331
Change in rehabilitation provision	340	-	-	-	340
Disposals	-	(131)	-	-	(131)
Foreign exchange	1,504	1,345	212	142	3,203
Balance, December 31, 2012	$42,239	$35,225	$4,230	$2,914	$84,608
Reclassification from exploration and evaluation	5,683	-	-	-	5,683
Additions	9,134	2,810	31	453	12,428
Change in rehabilitation provision	(85)	-	-	-	(85)
Impairment charges (note 5)	(9,263)	(2,204)	(371)	(204)	(12,042)
Disposals	-	(73)	-	-	(73)
Foreign exchange	2,386	2,022	269	97	4,774
Balance, December 31, 2013	$50,094	$37,780	$4,159	$3,260	$95,293

Accumulated depreciation
Balance, January 1, 2012	$9,403	$7,785	$1,487	$1,112	$19,787
Amortization and depletion	4,047	3,855	89	459	8,450
Disposals	(13)	(82)	-	(33)	(128)
Foreign exchange	501	406	80	61	1,048
Balance, December 31, 2012	$13,938	$11,964	$1,656	$1,599	$29,157
Amortization and depletion	7,239	5,432	107	518	13,296
Disposals	-	(62)	-	-	(62)
Foreign exchange	784	676	96	70	1,626
Balance, December 31, 2013	$21,961	$18,010	$1,859	$2,187	$44,017

Net book value
December 31, 2012	$28,301	$23,261	$2,574	$1,315	$55,451
December 31, 2013	$28,133	$19,770	$2,300	$1,073	$51,276

Guanajuato

The Guanajuato Mine Complex was acquired in 2005 through the purchase of a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico.  At December 31, 2013 management recorded a pre-tax impairment charge of $6,359, which reflected an assessment of the economic recoverability of the Mine Complex, given the declines in long-term silver and gold prices, along with a reduction to its Measures and Indicated and Inferred resources (note 5).

San Ignacio

The San Ignacio property was acquired as part of the Guanajuato mine acquisition in 2005 and evaluation and exploration activities commenced in 2010.  During the 2013 financial year, management made a decision to proceed with development of the property and accordingly reclassified these costs to mineral properties, plant and equipment from exploration and evaluation assets in accordance with the Company’s accounting policy.  At December 31, 2013 management recorded a pre-tax impairment charge of $5,683 which reflected an assessment of the economic recoverability of the Project (note 5).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

10.	Exploration and evaluation assets

At December 31, 2013, the Company had exploration and evaluation assets of $3,181 compared to $7,270 at December 31, 2012.  Exploration and evaluation assets are not currently being depleted.

The Company’s exploration and evaluation assets comprise the following:

	San Ignacio Property	Santa Rosa Property	El Horcon Property	Total
Cost
Balance, January 1, 2012	$2,533	$1,335	$-	$3,868
Additions	1,583	-	1,579	3,162
Foreign exchange	147	71	22	240
Balance, December 31, 2012	$4,263	$1,406	$1,601	$7,270
Additions	1,177	-	-	1,177
Foreign exchange	243	81	93	417

Reclassification to mineral properties, plant and equipment	(5,683)	-	-	(5,683)
Balance, December 31, 2013	$-	$1,487	$1,694	$3,181

San Ignacio Project

The San Ignacio property was acquired as part of the Guanajuato mine acquisition in 2005 and evaluation and exploration activities commenced in 2010.  During the 2013 financial year, management made a decision to proceed with development of the property and accordingly reclassified these costs to mineral properties, plant and equipment from exploration and evaluation assets in accordance with the Company’s accounting policy (note 9).

El Horcon Project

On September 5, 2012, the Company purchased 100% interest in the El Horcon Silver-Gold Project, in Jalisco State, Mexico, for total cash consideration of US$1,600 (C$1,579).

11.	Intangible assets

At December 31, 2013, the Company had intangible assets of $665 compared to $705 at December 31, 2012.  Intangible assets consist of computer software purchased by the Company in the normal course of business and costs of computer software customization and implementation.

	2013	2012
Cost
Balance, January 1	$1,789	$941
Additions	256	811
Foreign exchange	71	37
Balance, December 31	$2,116	$1,789

Accumulated depreciation
Balance, January 1	$1,084	$233
Amortization and depletion	316	838
Foreign exchange	51	13
Balance, December 31	1,451	1,084
Net book value, December 31	$665	$705

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

12.	Trade and other payables

	December 31, 2013	December 31, 2012
Trade and account payables	$2,243	$3,102
Value added tax payable	1,988	1,632
Accrued liabilities	1,671	2,977
Other payables	625	400
	$6,527	$8,111

Included in trade and other payables are amounts due to related parties which are disclosed in note 25.

13.	Reclamation and remediation provision

The Company’s reclamation and remediation provision relates to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines.  Although the ultimate amount of the rehabilitation provision is uncertain, the fair value of these obligations is based on information currently available which is reviewed at each reporting date to take into account any material changes to the information.  A reconciliation of the reclamation and remediation provision is as follows:

	December 31, 2013	December 31, 2012
Balance, beginning of year	$2,447	$2,154
Change in estimates	(144)	340
Accretion expense	53	28
Foreign exchange loss (gain)	84	(75)
Balance, end of year	$2,440	$2,447

The reclamation and remediation provision is based on the following assumptions:

•
The total undiscounted estimated cash flows of Topia and Guanajuato mines in conjunction, before estimated inflation, required to settle the Company’s estimated obligations is US$2,378 (2012 – US$2,378).

•
The expected timing of payments totaling US$2,815 (including estimated inflation) is estimated as follows: US$1,052 in 2017, US$69 in 2018, US$71 in 2019, US$30 in each of 2020 and 2021, US$1,063 in 2022, and a total of US$500 due after 2022.

•	A risk-free rate of 3.00% for Topia and 1.72% for Guanajuato (2012 – 2.04% and 0.88% respectively) has been used to discount the cash flows.

The primary change from the Company’s previous estimate was an increase in the risk-free rate used to discount the estimated cash flows required to settle the estimated obligations.

14.	Share capital

(a)
Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued and fully paid: Common shares: 138,419,715 (December 31, 2012 – 137,860,052) Preferred shares: nil (December 31, 2012 – nil)

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

14.	Share capital – continued

(c)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders.  Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares.  The exercise price of options is determined by the Board of Directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant.  Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 5 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

The continuity of share options for the years ended December 31, 2013 and 2012 are as follows:

		As at				As at
Exercise		December 31,				December 31,
Price	Expiry date	2012	Granted	Forfeited	Exercised	2013
$0.45	February 8, 2014	605,000	-	-	(226,000)	379,000
$0.70	September 3, 2014	300,000	-	-	(25,000)	275,000
$0.90	December 2, 2014	162,000	-	(34,000)	(78,000)	50,000
$0.90	July 11, 2015	108,000	-	-	(34,000)	74,000
$1.15	October 17, 2015	1,500	-	-	-	1,500
$1.90	November 21, 2015	90,000	-	(40,000)	-	50,000
$1.34	March 14, 2016	-	465,000	(150,000)	-	315,000
$0.96	May 9, 2016	-	690,000	(75,000)	(116,666)	498,334
$0.70	June 27, 2016	-	1,845,000	(66,668)	(79,997)	1,698,335
$0.92	August 11, 2016	-	110,000	-	-	110,000
$0.75	November 11, 2016	-	235,000	(65,000)	-	170,000
$2.40	December 5, 2016	2,235,000	-	(530,000)	-	1,705,000
$2.25	March 15, 2017	170,000	-	-	-	170,000
$1.76	May 17, 2017	240,000	-	(30,000)	-	210,000
$1.71	August 17, 2017	1,521,100	-	(618,000)	-	903,100
$1.78	November 18, 2017	205,000	-	(70,000)	-	135,000
		5,637,600	3,345,000	(1,678,668)	(559,663)	6,744,269
Weighted average exercise price		$1.78	$0.85	$1.78	$0.69	$1.41

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

Share capital – continued

		Balance					Balance
Exercise		December 31,					December 31,
Price	Expiry date	2011	Granted	Forfeited	Exercised		2012
$0.45	February 8, 2014	805,000	-	-	(200,000)		605,000
$0.70	September 3, 2014	315,000	-	-	(15,000)		300,000
$0.90	December 2, 2014	162,000	-	-	-		162,000
$0.90	July 11, 2015	118,000	-	-	(10,000)		108,000
$1.15	October 17, 2015	51,500	-	-	(50,000)		1,500
$1.90	November 21, 2015	90,000	-	-	-		90,000
$2.40	December 5, 2016	2,705,000	-	(240,000)	(230,000	)(1)	2,235,000
$2.25	March 15, 2017	-	170,000	-	-		170,000
$1.76	May 17, 2017	-	315,000	-	(75,000	)(2)	240,000
$1.71	August 17, 2017	-	1,708,500	(136,600)	(50,800)		1,521,100
$1.78	November 18, 2017	-	277,000	(72,000)	-		205,000
		4,246,500	2,470,500	(448,600)	(630,800)		5,637,600
Weighted average exercise price		$1.78	$1.76	$2.09	$1.49		$1.78
(1)	Includes cashless exercise of 125,000 options.
(2)	Includes cashless exercise of 75,000 options.

The Company’s weighted average exercise share price on the date the options were exercised during the year ended December 31, 2013 is $ 1.13 (2012 – $2.27).

As at December 31, 2013, the following stock options were outstanding and exercisable:

	Stock options outstanding		Stock options exercisable
Exercise prices	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options exercisable	Weighted average exercise price
$0.45 to $0.90	2,646,335	1.19	1,369,657	$0.66
$0.92 to $1.71	1,827,934	2.52	1,013,593	$1.22
$1.76 to $1.78	345,000	3.63	299,998	$1.77
$1.90 to $2.25	220,000	2.55	220,000	$2.08
$2.40	1,705,000	2.93	1,705,000	$2.40
	6,744,269	2.66	4,608,248	$1.65

During the year ended December 31, 2013, the Company recorded compensation expense for the fair value of share options of                $911 (2012 - $1,529) for share options that were granted during the year.  The weighted average fair value of options granted during 2013 was $ 0.37 (2012 - $0.72).

The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	2013	2012
Risk-free interest rate	1.21%	1.19%
Expected life (years)	2.63	2.00
Annualized volatility	69%	75%
Forfeiture rate	16%	16%

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

14.	Share capital – continued

The annualized volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange.  The risk-free interest rate assumption is based on yield curves on Canadian government bonds with a remaining term equal to the expected life of the options.

(d)	Warrants: The continuity of warrants for the years ended December 31, 2013 and 2012 are as follows:

Series	Exercise price	Expiry date	Balance, December 31, 2012	Issued	Exercised	Expired	Balance, December 31, 2013
Underwriters’ warrants	$ 4.20	April 12, 2013	316,250	-	-	(316,250)	-

Series	Exercise price	Expiry date	Balance, December 31, 2011	Issued	Exercised	Expired	Balance, December 31, 2012
Underwriters’ warrants	$ 4.20	April 12, 2013	316,250	-	-	-	316,250

Warrants expired unexercised during the 2013 year.

(e)	Earnings per share and diluted earnings per share Earnings per share and diluted earnings per share are as follows:

	2013	2012
Earnings (loss) per share
Basic	$(0.09)	$0.04
Diluted	$(0.09)	$0.04

	2013	2012
Net income (loss) for the year	$(12,729)	$5,510

	2013	2012
Shares outstanding, Beginning of period	137,860,052	137,408,912
Effect of share options exercised	291,075	244,601
Basic weighted average number of shares outstanding	138,151,127	137,653,513
Effect of dilutive share options	-	1,056,273
Diluted weighted average number of shares outstanding	138,151,127	138,709,786

For the year ended December 31, 2013 there were 5,966,269 (2012 – 2,721,250) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the year presented because the effect of including these shares would be anti-dilutive.

15.	Foreign exchange gain (loss)

These consolidated financial statements are presented in Canadian dollars which is the Company’s presentation currency and functional currency. The functional currency of the Company’s Mexican subsidiaries is the Mexican peso. Foreign exchange gains and losses therefore arise from the translation of foreign-denominated transactions and balances relative to the currency of the Company’s subsidiaries and the Company’s currency. The Company has significant Canadian dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent company. The foreign exchange gains recorded in the statement of comprehensive income for the year ended December 31, 2013 of $4,648 (December 31, 2012 – $2,828) reflect the strengthening of the Mexican peso compared to the Canadian dollar during those periods.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

16.	Cost of sales by nature

	2013	2012
Contractors, services and other charges	$15,697	$11,673
Amortization and depletion	13,047	8,684
Materials	6,214	7,254
Salaries, wages and benefits	9,818	7,135
Other expenses	5,693	4,785
Power	2,400	2,017
Share-based payments	445	385
	$53,314	$41,933

17.	General and administrative expenses by nature

	2013	2012
Professional and consulting fees	$1,604	$2,810
Salaries, wages and benefits	2,942	2,538
Administrative expenses	1,630	2,269
Share-based payments	380	1,071
Travel expenses	380	659
Rent expenses	600	532
Amortization and depletion	300	206
	$7,836	$10,085

18.	Exploration and evaluation expenses by nature

	2013	2012
Salaries, wages and benefits	$1,174	$1,127
Professional and consulting fees	552	430
Services	128	345
Other expenses	272	240
Travel expenses	180	167
Share-based payments	86	73
	$2,392	$2,382

19.	Finance costs

	2013	2012
Accretion on reclamation and remediation provision	$53	$28
Lease interest	-	6
	$53	$34

20.	Other (expenses) income

	2013	2012
Insurance claims settlement	$394	$-
Scrap material sales	75	-
Silver bullion sales / (write-down net of sales)	(65)	35
Gain (loss) on sale of fixed assets	51	(302)
Other	38	2
	$493	$(265)

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

21.	Capital management

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;

•	maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mines;

•	maintain investor, creditor and market confidence to sustain future development of the business; and

•	provide returns to shareholders and benefits for other stakeholders.

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and debt, net of cash and cash equivalents and short term investments.  The Topia and Guanajuato mines are in production, but exploration and development activities are also performed at these properties in order to identify further resources.  The Company plans to use funds from the sale of concentrates to fund operations, development and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities.  Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements.  These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary.  For the year ended December 31, 2013, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness.  Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

The Company’s capital structure is dependent on expected business growth and changes in the business environment.  As at December 31, 2013, the Company is not subject to externally imposed capital requirements.

22.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables.  The carrying values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.  The fair values of marketable securities are based on current bid prices at December 31, 2013.  The embedded derivative in the trade account is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates.  The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.  Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

The following table illustrates the valuation method of the Company’s financial instruments carried at fair value as at December 31, 2013:

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

22.	Fair value of financial instruments – continued

	Held at fair value	Loans and receivables	Fair value through profit and loss	Other financial assets and liabilities	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$-	$21,760	$-	$-	$21,760	n/a
Short term investments - Marketable securities	18	-	-	-	18	Level 1
Embedded derivative	-	-	(162)	-	(162)	Level 1
Trade and other receivables	-	14,645	-	-	14,645	n/a
	18	36,405	(162)	-	36,261
Financial Liabilities
Trade and other payables	-	-	-	(6,527)	(6,527)	n/a
	$18	$36,405	$(162)	$(6,527)	$29,734

During the year ended December 31, 2013, a mark-to-market loss of $71 (2012 – $8) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss.  Available-for-sale financial assets are denominated in Canadian dollars.  There were no disposals during the year.

At December 31, 2013, receivables of $2 (2012 - $231) were impaired and provided for.  At December 31, 2013, the trade receivable embedded derivative includes a mark-to-market loss of $162 (2012 - $1,665) which has been recognized as a component of revenue in accordance with the Company’s accounting policies.

23.	Financial risk exposure and risk management

The Company is exposed in varying degrees to a number of risks arising from financial instruments.  Management’s close involvement in the operations allows for the identification of risks and variances from expectations.  The Board approves and monitors the risk management processes.  The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s development and exploration program, and limited exposure to credit and market risks.  There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a)	Concentration risk

Concentration risk exists in cash and cash equivalents and short term investments because significant balances are maintained with four financial institutions.  To mitigate the risk, the Company diversifies its cash and cash equivalents and short term investments by holding guaranteed investment certificates and similar securities with a number of different financial institutions.  The primary investment products include, but are not limited to high interest savings accounts and guaranteed investment certificates.

Concentration risk also exists in trade accounts receivable because the Company’s revenues are currently substantially derived from sales to three customers.  To mitigate the risk, the Company continues to seek other viable customers for the sale of its metal concentrates.

(b)	Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents, short term investments and trade and other receivables.  The risk exposure is limited to their carrying amounts at the balance sheet date.  The risk is mitigated by holding cash and cash equivalents and short term investments with highly rated Canadian and Mexican financial institutions.  The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.  The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

Trade and other receivables primarily consist of trade accounts receivable and value added tax recoverable (“VAT”).  To reduce credit risk, the Company regularly reviews the collectability of its trade and other receivables and establishes an allowance based on its best estimate of potentially uncollectible amounts.  Trade receivables are due from large, multinational corporations that have conducted business in Mexico for a number of years.  At December 31, 2013, the trade accounts receivable balance was $11,473 (2012 - $12,311).  The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

The average credit period of sales is four months and the Company will contractually receive up to 90% advance on payments.  The Company has financial risk management policies in place to ensure that all receivables are received within the pre-agreed credit terms.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

23.	Financial risk exposure and risk management – continued

The aging of trade accounts receivables at each reporting date are as follows:

	December 31, 2013	December 31, 2012
Less than 30 days	$5,107	$8,167
Within 31 to 60 days	3,727	3,298
Within 61 to 90 days	2,235	520
More than 90 days	404	326
	$11,473	$12,311

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures there is sufficient capital to meet short term business requirements.  A key management goal is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows.  The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

The Company’s financial liabilities consist of trade and other payables which are due within one year.  The aging of trade accounts payable at each reporting date are as follows:

	December 31, 2013	December 31, 2012
Less than 1 month	$6,152	$8,111
1 to 3 months	375	-
3 to 6 months	-	-
Over 6 months	-	-
	$6,527	$8,111

(d)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars.  As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar.  The results of the Company’s operations are subject to currency transaction and translation risks.

The Company’s exploration, development and operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars.  Revenues from the sale of concentrates are denominated in US dollars.  The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31 are as follows:

	December 31, 2013	December 31, 2012
MXN peso per CDN dollar	$12.3168	$13.0310
US dollar per CDN dollar	$0.9402	$1.0051

The Company has significant inter-company loans receivable from and loans payable to one of its Mexican subsidiaries, denominated in Canadian and US dollars.  Since the loans receivable have fixed repayment dates and are expected to be repaid to the parent Company, they are not considered to be permanently invested in the foreign operation.  Therefore, unrealized gains and losses on these loans are reflected in the consolidated net income of the Company for the reporting period.

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.  Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk.  Additionally, the US dollar trade accounts receivable are short term in nature and the foreign currency risk exposure on those receivables is minimal.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

23.	Financial risk exposure and risk management - continued

A 10% change in the US dollar exchange rate to the Canadian dollar listed above would have the following impact on the Company’s earnings:

	10% decrease in the U.S. dollar	10% increase in the U.S. dollar
Decrease (increase) in net income for the year ended December 31, 2013	$1,651	$(1,651)

A 10% change in the Mexican peso exchange rate to the Canadian dollar listed above would have the following impact on the Company’s earnings:

	10% decrease in the Mexican peso	10% increase in the Mexican peso
Decrease (increase) in net income for the year ended December 31, 2013	$6,802	$(6,802)

 (ii)  Interest rate risk

The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders.  The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities.  Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.  As at December 31, 2013, the Company held $7,018 (2012 - $15,581) in high interest savings accounts and guaranteed investment certificates.

For the year ended December 31, 2013, an increase or decrease in interest rate of 1% would have increased or decreased net income and comprehensive income for the year by $98.

(iii)	Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of silver, gold, lead and zinc.  At December 31, 2013, market prices were US$ 19/ounce (2012 – US$30/ounce) for silver, US$1,201/ounce (2012 - US$1,664/ounce) for gold, US$ 2,205/tonne (2012 - US$2,340/tonne) for lead, and US$ 2,085/tonne (2012 – US$2,035/tonne) for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities.  The value of trade receivables at the balance sheet date depends on changes in metal prices until finalization per the contractual quotation period.

The profitability of the Company’s operations is highly correlated to the market prices of these metals, as is the ability of the Company to develop its other properties.  If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

During the year, the Company did not hedge silver and gold prices and has a stated policy that it will not engage in long term hedging of silver prices.

A 10% change in the average commodity price for silver for the year, with all other variables held constant, would result in an impact to the Company’s 2013 net income and comprehensive income of $3,544.  A 10% change in the average commodity price for gold for the year, with all other variables held constant, would result in an impact to the Company’s 2013 net income and comprehensive income of $1,855.

(iv)
Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for. The exchange price of the shares may fluctuate significantly depending on various other market factors. To mitigate the risk, the Company’s approach is to maintain minimal investments in marketable securities.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

24.	Income taxes

(a)	Income tax expense

Income tax expense included in the consolidated financial statements is as follows:

	2013	2012
Current income tax expense	$183	$592
Deferred income tax expense (recovery)	(3,661)	3,608
Income tax expense (recovery)	$(3,478)	$4,200

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense shown in these financial statements is as follows:

	2013	2012
Net income before tax	$(16,207)	$9,710
Canadian statutory income tax rate	25.75%	25.0%

Income tax expense at the statutory income tax rate	$(4,173)	$2,428
Difference in statutory tax rates in foreign jurisdictions	(841)	480
Effect of changes in future income tax rates	(400)	434
Non-deductible expenses	1,128	1,143
Benefit of tax attributes not previously recognized and other items	(1,406)	(277)
Change in prior years	(330)	-
Special mining duties	2,579	-
Non-taxable items	(35)	(8)
Income tax expense (recovery)	$(3,478)	$4,200

The British Columbia Provincial corporate tax rate increased from 10% to 11% in 2013, resulting in an increase in the Company's statutory tax rate from 25% to 25.75%.

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations.  The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes.  The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest.  In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

As a result of the law becoming enacted in the fourth quarter of 2013, the Company recognized a non-cash expense of $2.6 million related to the deferred tax impacts of the Special Mining Duty.

(b)	Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the consolidated statements of financial position consist of:

	December 31, 2013	December 31, 2012
Deferred income tax assets	247	$253
Deferred income tax liabilities	(2,332)	(5,746)
	(2,085)	$(5,493)

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

24.	Income taxes – continued

The following temporary differences and tax losses give rise to deferred income tax assets and liabilities as at:

	December 31, 2013	December 31, 2012
Tax losses carried forward	8,498	$4,902
Provision for mine closure and restoration	860	702
Property, plant and equipment	(11,881)	(11,405)
Other deductible temporary differences	438	308
Net deferred income tax liabilities	(2,085)	$(5,493)

As at December 31, 2013, the Company had tax operating losses in Mexico of approximately $28,089 expiring between 2017 and 2023.

Unrecognized deferred tax assets:

Temporary differences and tax losses arising in Canada have not been recognized as deferred tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in these jurisdictions to recover such assets.  The unrecognized deferred tax assets are summarized as follows:

	December 31, 2013	December 31, 2012
Tax losses carried forward	$1,736	$2,549
Property, plant and equipment	350	324
Other deductible temporary differences	212	377
Unrecognized deferred income tax assets	$2,298	$3,250

Management assesses these temporary differences regularly and adjusts the unrecognized deferred tax asset in the period when management determines it is probable that some portion of the assets will be realized.

As at December 31, 2013, the Company had tax operating losses of approximately $5,832 in Canada expiring between 2026 and 2030.  As at December 31, 2013, gross unrecognized deductible temporary differences totaled $8,841.

25.	Related party transactions

	2013	2012
Consulting fees paid or accrued to companies controlled by directors of the Company	$461	$1,045
Director fees paid or accrued	205	233
Consulting fees paid to a company with a common director of the Company	-	34
Office and administration fees paid or accrued to a company controlled by a director of the Company	-	21
Cost recovery received from a company with a common director of the Company	(175)	(148)
	$491	$1,185

As at December 31, 2013, $28 (2012 - $30) was due to companies controlled by officers and directors of the Company and was included in accounts payable.  Amounts due from companies with common directors were $8 (2012 - $17) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Short-term benefits (includes salaries and benefits, consulting and management fees )	$2,345	$2,523
Termination benefits	754	1,132
Share-based payments	366	898
	$3,465	$4,553

Key management includes the Company’s Directors, the President and Chief Executive Officer, the Chief Financial Officer and the Vice Presidents.  The Company is committed to making severance payments amounting to approximately $2,290 to certain officers and management in the event that there is a change of control of the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

26.	Commitments and contingencies

(a)	Commitments As of December 31, 2013 the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Operating lease payments	$915	$492	$397	$26
Drilling services	994	994	-	-
Equipment purchases with third party vendors	688	688	-	-
Environmental program	10,791	2,081	4,194	4,516
Total commitments	$13,388	$4,255	$4,591	$4,542

(b)
Contingencies

As of December 31, 2013, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project. Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico. The Company is currently in the process of attempting to reinstate the claims. Neither the status of the claims or the process to reinstate the claims has affected the Company’s permitting and drilling programs. The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

27.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada.  Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities.  The Corporate segment provides financial, human resources and technical support to the two mining operations.  The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

2013	Mexico					Canada
	Guanajuato(1)	Topia	Other(2)	Corporate	Total	Corporate	Total
External mineral sales	$38,020	$15,934	$-	$-	$53,954	$-	$53,954
Amortization and depletion	10,360	2,688	-	163	13,211	136	13,347
Share-based payments	354	91	-	-	445	466	911
Impairment charges	12,042	-	-	-	12,042	-	12,042
Interest income	1	-	-	136	137	198	335
Finance costs	20	33	-	-	53	-	53
Income (loss) before income taxes	(11,649)	199	(720)	3,940	(8,230)	(7,977)	(16,207)
Net income (loss) for the year	(12,014)	(45)	(720)	8,027	(4,752)	(7,977)	(12,729)
Capital expenditures	10,775	1,653	1,177	-	13,605	-	13,605

Total assets	43,399	25,634	3,181	7,550	79,764	20,355	100,119
Total liabilities	4,994	2,941	-	2,387	10,322	977	11,299
Mineral properties, plant and equipment	31,541	19,499	-	-	51,040	236	51,276
Exploration and evaluation assets	$-	$-	$3,181	$-	$3,181	$-	$3,181

(1)
Includes the Company’s San Ignacio assets as part of the Guanajuato complex following the reclassification from exploration and evaluation assets to mineral properties, plant and equipment as at December 31, 2013.

(2)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data) For the years ended December 31, 2013 and 2012

27.	Operating segments – continued

2012	Mexico					Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
External mineral sales	$44,104	$17,035	$-	$-	$61,139	$-	$61,139
Amortization and depletion	6,590	2,094	-	-	8,684	206	8,890
Share-based payments	339	46	-	-	385	1,144	1,529
Interest income	-	-	-	103	103	339	442
Finance costs	9	19	-	5	33	1	34
Income (loss) before income taxes	11,445	2,270	(457)	558	13,816	(4,106)	9,710
Net income (loss) for the year	11,208	2,169	(457)	(3,304)	9,616	(4,106)	5,510
Capital expenditures	16,384	6,787	3,162	-	26,333	160	26,493

Total assets	44,063	23,323	7,270	9,204	83,860	32,869	116,729
Total liabilities	6,457	1,981	-	6,642	15,080	1,624	16,704
Mineral properties, plant and equipment	35,817	19,456	-	-	55,273	178	55,451
Exploration and evaluation assets	$-	$-	$7,270	$-	$7,270	$-	$7,270

(1)	Includes the Company’s exploration and evaluation assets of San Ignacio, Santa Rosa and El Horcon.

For the years ended December 31, 2013 and 2012, the Company had revenue from the following product mixes:

	2013	2012
Silver	$36,176	$45,888
Gold	19,197	17,234
Zinc	2,482	2,109
Lead	2,311	1,772
Ore processing revenues	686	701
Smelter and refining charges	(6,898)	(6,565)
	$53,954	$61,139

For the years ended December 31, 2013 and 2012, the Company had three customers that accounted for the majority total revenues as follows:

Customer	Segment	2013	2012
Customer A	Guanajuato	$18,720	$13,826
Customer B	Guanajuato	19,250	-
Customer C	Guanajuato	-	27,128
Customer D	Guanajuato	-	1,709
Customer A	Topia	15,204	-
Customer B	Topia	-	16,245
Other customers		780	2,231
		$53,954	$61,139

The trade accounts receivable balance of $11,473 at December 31, 2013 (2012 – $12,311) relates to three customers (2012 – four customers) (note 7).

28.	Subsequent events

A total of 509,662 share options were exercised after year-end.